Contact:  Bohn H. Crain
 Chief Executive Officer
 Radiant Logistics, Inc.
 (425) 943-4599

RADIANT POSTS REVENUES OF $11.8 MILLION IN ITS FIRST QUARTER OF LOGISTICS OPERATIONS AND POSITIONS FOR FUTURE GROWTH

Results of Operation Updated in conjunction with Company’s Quarterly Report on Form 10-Q
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BELLEVUE, WA, May 15, 2006 - Radiant Logistics, Inc. (OTC BB: RLGT), a domestic and international logistics services company today updated its results for the period ended March 31, 2006, the Company’s first quarter of logistics operations.

For the first quarter of 2006, Radiant reported a net loss of $27,110 on $11.8 million of revenues. For the first quarter of 2005, when it remained in the development stage, the Company reported no revenues and a net loss of $14,330.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation amortization) of $122,000 for the quarter ended March 31, 2006 compared to an adjusted EBITDA loss of $13,830 for the comparable prior year period. A reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure appears at the end of this release.

Radiant completed its platform acquisition effective January 1, 2006, when it purchased Airgroup Corporation (“Airgroup”), a Seattle, Washington-based, privately held company providing a full range of domestic and international freight forwarding services. Founded in 1987, Airgroup services a diversified account base including manufacturers, distributors and retailers using a network of independent carriers and over 100 international agents positioned strategically around the world through its extensive network of 34 exclusive agent offices across North America.

The Company has also provided additional prior period analysis within its Form 10-Q for the quarter ended March 31, 2006, using pro forma results of operations presented as if Radiant had acquired Airgroup as of January 1, 2005.

“Radiant posted a solid $11.8 million in revenue in the first quarter of 2006 which we plan to build upon in future quarters through a combination of organic and acquisition initiatives,” said Bohn H. Crain, Chairman and CEO. “Leveraging the people, process, technology and network that we enjoy as a result of our acquisition of Airgroup remains central to our strategy to drive profitable growth. We intend to spend the first half of 2006 fine tuning our back-office operations to support our anticipated future growth. Over the second half of 2006, we intend to work on accelerating our organic growth rates by (1) expanding Airgroup’s existing network of exclusive agent offices and (2) launching a national accounts sales initiative to drive additional business across the platform. On the acquisition front, we remain focused on expanding our international services and have a pipeline of potential acquisition candidates that could significantly enhance our global logistics capabilities. We look forward to providing updates as these strategic initiatives develop.”

Supplemental Pro Forma Information

We believe that supplemental disclosure of our adjusted EBITDA, or earnings before interest, taxes, depreciation and amortization adjusted for stock option and other non-cash costs is a useful measure for investors because it eliminates the effect of certain non-cash costs and provides an important metric for our business. A reconciliation of adjusted EBITDA amounts to the most directly comparable GAAP measure for the three months ended March 31, 2006 and 2005 is shown below:

	Three months ended March 31,
	2006	2005
Net loss	$(27,110)	$(14,330)

Depreciation and amortization	206,103	-
Interest expense, net	1,858	(500)
Income tax expense (benefit)	(101,645)	-

EBITDA	79,206	(13,830)
Stock option and other non-cash costs	42,810	-

Adjusted EBITDA	$122,016	$(13,830)

This supplemental pro forma financial information is presented for informational purposes only and is not a substitute for the historical financial information presented in accordance with accounting principles generally accepted in the United States.

About Radiant Logistics (OTC BB: RLGT)
Radiant Logistics (www.radiant-logistics.com) is executing a strategy to build a global transportation and supply chain management company through the strategic acquisition of regional best-of-breed non-asset based transportation and logistics providers to offer its customers domestic and international freight forwarding and an expanding array of value added supply chain management services, including order fulfillment, inventory management and warehousing.
For more information about Radiant Logistics, please contact Bohn Crain at (425) 943-4599.

The results of operations reported within this press release are intended to update and supercede any such results reported within the Company’s press release dated May 15, 2006, as the information reported within this release conforms to the Company’s Form 10-Q for the quarter ended March 31, 2006.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding future operating performance, events, trends and plans. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and assumptions about us that may that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. While it is impossible to identify all of the factors that may cause our actual operating performance, events, trends or plans to differ materially from those set forth in such forward looking statements, such factors include, but are not limited to: (i) our assumption that the post-closing level of operations of Airgroup will remain consistent with or exceed its historic level of operations; (ii) our ability to use Airgroup as a “platform” upon which we can build a profitable global transportation and supply-chain management company;(iii) our ability to identify and secure sufficient financing to complete other acquisitions, as well as those other factors disclosed in our filings with Securities and Exchange Commission and other public documents and press releases which can be found on our web-site (www.radiant-logistics.com). Readers are cautioned not to place undue reliance on our forward- looking statements, as they speak only as of the date made. Such statements are not guarantees of future performance or events and we undertake no obligation to disclose any revision to these forward- looking statement to reflect events or circumstances occurring after the date hereof.